1-13448

02050256

P.E. 7-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2002(July 31, 2002)

British Sky Broadcasting Group plc
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X   Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

This Special Report is incorporated by reference in the prospectus contained in Registration Statement No. 333-08246 filed by the Registrant under the Securities Act of 1933.

Annexed hereto as Exhibit A is a press release of British Sky Broadcasting Group plc ("BSkyB"), dated July 31, 2002, announcing the results of BSkyB for the year ended June 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRITISH SKY BROADCASTING GROUP plc

Date: August 6, 2002

D. Gormley

Dave Gormley
Company Secretary

EXHIBIT INDEX

Exhibit A

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31 July 2002

press release

BRITISH SKY BROADCASTING GROUP PLC
Results for the year ended 30 June 2002

Sky breaks through 6 million DTH subscribers

- Net DTH subscriber growth of 214,000 in quarter to 6.1 million
- ARPU up 11% to £347
- Churn stable at 10.5%
- Revenue increases by 20% to £2,776 million
- Operating profit before goodwill and exceptional items increases by 20% to £192 million
- Net debt falls by £165 million in the quarter to £1,528 million

Tony Ball, Chief Executive of British Sky Broadcasting Group plc, said:

"With 6.1 million subscribers and 11% growth in revenue per subscriber to £347, we are on track to meet our targets of 7 million subscribers and £400 ARPU. This has generated strong operating profit growth and positive free cashflow. We will continue to focus on profitable growth in the coming year."

British Sky Broadcasting Group plc · Grant Way · Isleworth · Middlesex TW7 5QD
T 020 7705 3113 · F 0870 240 3060
sky.com

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Enquiries:

Analysts/Investors:

Neil Chugani	Tel:	020 7705 3837
Andrew Griffith	Tel:	020 7705 3118

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles	Tel:	020 7705 3267
Robert Fraser	Tel:	020 7705 3036

E-mail: corporate.communications@bskyb.com

Portland:

Tim Allan	Tel:	020 7404 5344

There will be a presentation to analysts and investors at 9.30 a.m. today at The Gibson Hall, 13 Bishopsgate, London, EC2M 4QB and to press at 11.00 a.m. at the same venue.

A conference call for US analysts will be held at 9.30 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Nikki Sheridan at Taylor Rafferty on +1 212 889 4350.

A webcast of the presentation to analysts, together with this press release, will be available from 2.00 p.m. today on Sky's corporate website which may be found at www.sky.com/corporate and on the Raw Communications network (for subscribing institutions only).

OPERATING REVIEW

At 30 June 2002 the total number of direct-to-home (DTH) satellite subscribers in the UK and Ireland was 6,101,000. This represents a net increase of 214,000 in the three months to 30 June 2002 ("the quarter") and an increase of 648,000 in the year to 30 June 2002 ("the year").

Total UK and Ireland subscribers to one or more of Sky's channels increased by 148,000 to 10.2 million in the year as the increase in the number of DTH and cable subscribers was greater than the loss of DTT subscribers from the closure of ITV Digital.

Digital churn for the year stands at 10.5%. The recent reduction in churn (to 10.4% in the quarter) is particularly encouraging now that over 75% of the DTH subscriber base are out of their initial 12 month contract period.

The quarterly annualised average revenue per DTH subscriber (ARPU) in the quarter was £347, an increase of 11% over the three months ended 30 June 2001. ARPU has been calculated excluding pay-per-view revenues from the Lewis-Tyson boxing match to reflect the "one-off" nature of this event. Including these revenues, ARPU was £352.

At 30 June 2002, there were 54,000 subscribers to the Extra Digibox and 28,000 subscribers to Sky+ (approximately 40% of Sky+ subscribers are also Extra Digibox subscribers).

Sky digital continues to offer the widest choice in multi-channel television. There are currently over 370 channels available via digital satellite, including 146 channels retailed by Sky, 69 free-to-air TV channels, 60 radio channels and 83 pay-per-view channels.

Sky has concluded an agreement with BT Retail's consumer division to offer Sky subscribers BT's access-only broadband ADSL product on special terms. This agreement will ensure that Sky subscribers have access to a highly competitive offering as demand for broadband internet access develops.

Programming

The viewing share of Sky channels across all UK television homes grew to 6.15% for the year, compared to 5.76% last year.

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Sky One confirmed its position as the UK's most popular cable and satellite channel. Its share of viewing across all UK television homes grew to 1.9% in the year and its most successful series, *Buffy the Vampire Slayer* and *The Simpsons*, now regularly reach audiences of over 1 million viewers.

Sky News continues to set the benchmark for 24-hour news channels. Sky News Active, which has successfully pioneered interactive voting, now offers live chat for key events and breaking news.

Sky Sports Premiership audiences increased season-on-season and the title decider between Manchester United and Arsenal was watched by the largest in-home audience for three years. The new season will see the return of the Nationwide League and Worthington Cup to Sky Sports, following a four year agreement with The Football League. The Ryder Cup will be shown exclusively live on Sky Sports in September. Postponed from last year, the event will be covered with new-look interactivity offering eight different views of the tournament.

Sky Movies shows more than 500 different films per week and around 90% of films from the UK's box office top 100. Recent hits on Sky Movies have included the blockbusters Cast-Away, Traffic, Crouching Tiger Hidden Dragon and Charlie's Angels. Upcoming highlights include Hannibal, The Mexican and Chocolat.

Sky Box Office has recently hosted its first ever Bollywood season, featuring four Bombay blockbusters just weeks after their cinematic release. Upcoming highlights on Sky Box Office include Planet of The Apes, A Knights Tale, Moulin Rouge, Rush Hour 2, Scary Movie 2 and Swordfish.

Sky Movies Active has just celebrated a successful first year, offering previews, reviews, competitions, latest movie news and the ability to purchase cinema tickets.

The usage of interactive services continues to grow. Sky's dedicated interactive TV games service, Sky Gamestar, recently added classic Atari games as well as dedicated World Cup games and quizzes to its line-up, helping it to grow its reach to over 4 million individuals in the quarter. New services from the BBC, Discovery, E4 and MTV have continued to extend the number and range of interactive services linked to programming, contributing to the growth in usage-based interconnect telephony revenues on the satellite platform. In the recent Big Brother 3 series, over 5 million votes were cast using the interactive service on Sky digital.

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On 4 July 2002, the ITC announced that it had made a conditional decision to award the multiplex licences previously held by ITV Digital to the BBC and Crown Castle, for a new 12 year term. As part of an agreement with the BBC and Crown Castle, Sky intends initially to supply three of its channels, Sky News, Sky Sports News and Sky Travel, free-to-air to the DTT platform.

FINANCIAL REVIEW

The continued growth in DTH subscribers over the past 12 months has led to significant year-on-year growth in revenues and operating profit before goodwill and exceptional items, despite the closure of ITV Digital and a challenging advertising market. Revenues increased by £470 million to £2,776 million, up 20% on the prior year. Costs increased by £438 million to £2,584 million before goodwill and exceptional items as the Group continued to invest in programming and acquiring new subscribers. As a result, operating profit before goodwill and exceptional items increased to £192 million, an improvement of 20% on the prior year.

After goodwill and exceptional items (principally relating to KirchPayTV), the loss before tax was £1,276 million. The loss after tax was £1,383 million, resulting in a loss of 73 pence per share.

Sky generated positive free cashflow in the quarter and in the year. Since the peak level of net debt of £1,833 million was reached on 31 December 2001, net debt has been reduced by £305 million to £1,528 million.

Revenue

Total revenue grew by 20% to £2,776 million, with faster growth in DTH and interactive revenue being held back by falls in advertising and wholesale revenue.

DTH revenue, which now accounts for 69% of total turnover, increased by 26% to £1,929 million, reflecting a 14% increase in the average number of DTH subscribers and a 10% increase in core ARPU to £333 (excluding pay-per-view revenues from the Lewis-Tyson boxing match to reflect the "one-off" nature of this event).

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Wholesale revenue from cable and DTT subscribers fell by 7% to £279 million. An increase in the average number of cable subscribers taking Sky's basic channels Sky News and Sky One was offset by the continued decline in the average number of premium channels taken by cable subscribers. DTT revenues were level compared to the prior year, as no revenues were received after 30 April 2002 in respect of ITV Digital, following the termination of ITV Digital's DTT operations on that date. In addition, as disclosed in the third quarter results, Sky made an exceptional operating provision of £22 million, in respect of unprovided balances owed to it by ITV Digital. Through its membership of the Creditors' Committee, Sky is seeking to maximise recovery of funds on behalf of all creditors of ITV Digital.

Advertising revenue decreased by 7% to £251 million, reflecting the downturn in the UK advertising market.

Interactive revenues increased by 100% to £186 million in total, of which £95 million related to betting via interactive television, the internet and the telephone. Surrey Sports, Sky's wholly-owned bookmaker, now has 93,000 interactive TV betting registrations and receives over 60,000 bets per week on average. Sky Active and subsidy recovery revenues comprised the majority of the remaining £91 million. Interactive ARPU (which includes only the net margin from betting) for the quarter was £14, an increase of 29% on last year.

Programming costs

Programming costs increased by £305 million to £1,439 million, principally as a result of the new FAPL contract and subscriber-related increases in movie and third party channel costs.

Sports costs, which represent 46% of total programming costs, increased by £246 million to £663 million, driven by an increase of £192 million in football costs (mainly the new FAPL deal this year and the introduction of Premier League pay per view matches) together with the costs of Rugby Union and Cricket Internationals.

An increase in movie costs of 7% (£24 million) to £360 million reflected the increase in the average number of movie subscribers, an increased proportion of "hit" titles and an increase in the number of buys of Sky Box Office movies.

Entertainment programming costs decreased by 5% (£5 million) to £85 million principally as a result of savings in commissioned programming for Sky One and the rationalisation of certain channels.

DTH distribution fees paid to third party channels rose by 16% (£41 million) to £297 million, due to the increased number of subscribers and new channels joining the platform.

Other operating costs

Marketing costs increased by £38 million (10%) to £416 million, mainly due to the consolidation for the full year of BiB's subsidy of the set top box (resulting in an increase of £49 million over the prior year). This was partly offset by reductions in above-the-line advertising spend and commissions paid, as more sales were made directly rather than through retail outlets. On a like-for-like basis, the acquisition cost per subscriber has fallen from approximately £250 for the prior year to £234. This reduction was primarily achieved through a combination of lower set top box costs and increasing use of lower cost direct routes to market.

Subscriber management costs (including subscriber handling, installation costs and the cost of Sky+ and Extra Digiboxes sold to subscribers) increased by 20% to £291 million, driven by the increased costs of servicing a higher number of digital subscribers and by the introduction of new products such as Sky + and Extra digibox. Partly offsetting this, call centre headcount and call volumes are down, reflecting improvements in Sky's billing and other customer support systems and subscribers' increasing familiarity with Sky products.

Transmission and related costs before exceptional items rose by £18 million to £147 million, mainly due to the inclusion of BIB transmission and related costs and the usage of an increased number of other transponders, offset by savings from the termination of the analogue service in September 2001.

Administration costs before goodwill and exceptional items increased by £16 million to £203 million, following the consolidation of BiB costs for a full year and increases in other central costs and depreciation.

Gaming costs increased by £13 million to £88 million due to increased numbers of interactive TV, internet and telephone bets placed following the introduction of interactive betting in December 2000 and the relaunch of the Surrey Sports betting service in November 2001. These costs related to the interactive gaming revenues of £95 million described above.

EBITDA for the year before exceptional items increased by 22% from £224 million to £273 million.

Goodwill

Goodwill amortisation included within operating profit increased to £118 million as a result of the inclusion of a full year's charge in respect of BiB. As disclosed in the third quarter results announcement, joint ventures' goodwill amortisation of £1,070 million shown below operating profit relates to the amortisation and subsequent impairment of the goodwill which arose on the acquisition of KirchPayTV.

Joint ventures

The Group's share of net operating losses from joint ventures before exceptional items decreased from £239 million to £76 million. The Group's share of KirchPayTV's operating losses decreased from £116 million to £70 million, as KirchPayTV's losses were only recognised until 8 February 2002.

As disclosed in the interim and third quarter results, the Group has written down the carrying value of its investment in KirchPayTV to nil, resulting in a net charge of £971 million to joint ventures' goodwill amortisation.

On 8 May 2002, KirchPayTV filed for insolvency and on 13 May 2002, the Group exercised its option to transfer its interest in KirchPayTV to Taurus Holding, KirchPayTV's majority shareholder.

Due to liquidity issues, on 12 June 2002 Taurus Holding filed for insolvency. The Group continues to believe that if the liquidity issues of Taurus Holding are not adequately resolved, it is unlikely to receive a significant amount, if any amount, in respect of its put option.

The Group's share of losses in programming joint ventures increased by £2 million to £6 million principally due to the launch in July 2001 of the attheraces joint venture, in which BSkyB has a 33.3% stake.

Cashflow and interest

The Group returned to positive free cash flow generation in the year. The Group's operating cash inflow was £250 million in the year, compared to an operating cash inflow of £39 million in the prior year, an improvement of £211 million. This improvement was driven by the increase in operating profitability and lower analogue transition expenditure. After capital expenditure of £101 million, net cash interest payments of £133 million and other net inflows of £2 million, net debt decreased by £18 million to £1,528 million.

Net interest costs of £137 million increased by £5 million compared to the prior year, mainly due to higher levels of net debt, which peaked at £1,833 million at 31 December 2001. This was partly offset by a decrease in average interest rates and a decrease in the Group's share of joint venture interest payable following the cessation of accounting for KirchPayTV as a joint venture.

Taxation

The tax charge of £106 million principally comprises an exceptional deferred tax asset write-off of £83 million following the impairment charge made in respect of KirchPayTV goodwill (£96 million made at 31 December 2001, partly offset by a write back of £13 million at 30 June 2002 as a result of the utilisation of tax losses.) Although the Directors ultimately expect it to be recovered in full, there is no longer sufficient evidence under FRS 19 to support the recognition of this asset.

Regulatory update

The OFT investigation into BSkyB's wholesale prices for its premium channels is ongoing. In April and May 2002, the Group submitted written and oral representations to the OFT on its Rule 14 Notice and is now waiting for the OFT to respond. Latest indications from the OFT are that no response is likely to be forthcoming before late summer 2002. An adverse decision would be appealable to the Competition Commission Appeal Tribunal.

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The European Commission is in the preliminary stages of an investigation into certain agreements, decisions or practices leading to the acquisition of broadcasting rights to football events within the EEA, including the sale of exclusive broadcast rights to Premier League football by the FAPL. It is too early to assess whether the investigation will have any impact on the Group's current agreements for FAPL rights, which were notified to the European Commission on 21st June 2002 seeking either a clearance or exemption from Article 81 of the EC Treaty. The FAPL has also notified the rules of the FAPL.

Corporate

The Board of Directors of BSkyB has appointed Deloitte & Touche to replace Arthur Andersen as external auditor to BSkyB. The appointment, which has immediate effect, has been made by the Board of Directors until BSkyB's AGM in November 2002, when the further appointment of Deloitte & Touche will be proposed to shareholders for their consideration.

As a result of this appointment, Deloitte & Touche are responsible for forming an opinion on both BSkyB's UK and US GAAP group accounts for the year ended 30 June 2002.

In accordance with section 394 of the Companies Act 1985, Arthur Andersen have confirmed that there are no circumstances connected with their ceasing to hold office that they consider should be brought to the attention of the Company's members or creditors.

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Appendix 1

Subscribers to Sky Channels

	Prior Year Q4 2000/01 as at 30/6/01	Q1 2001/02 as at 30/9/01	Q2 2001/02 as at 31/12/01	Q3 2001/02 as at 31/3/02	Q4 2001/02 as at 30/6/02
DTH[1,2]					
Digital	5,308,000	5,498,000	5,716,000	5,887,000	6,101,000
Analogue	145,000	–	–	–	–
Total DTH	**5,453,000**	**5,498,000**	**5,716,000**	**5,887,000**	**6,101,000**
Cable – UK	2,865,000	2,914,000	3,676,000	3,601,000	3,486,000
Cable – Ireland	621,000	602,000	613,000	610,000	605,000
DTT[3]	1,105,000	1,178,000	1,234,000	–	–
Total	**10,044,000**	**10,192,000**	**11,239,000**	**10,098,000**	**10,192,000**
DTH Churn rate for year to date (annualised)	10.0%	10.4%[4]	10.4%[4]	10.5%[4]	10.5%[4]
Net DTH growth in quarter	150,000	45,000	218,000	171,000	214,000

1: Includes DTH subscribers in Ireland (245,000 as at 30 June 2002).
2: DTH subscribers includes only primary subscriptions to Sky (no additional units are counted for Sky+ or Extra Digibox subscriptions).
3: Includes all DTT subscribers, excluding promotional and non-activated subscribers, as disclosed in ITV Digital press releases. Since the announcement on 27 March 2002 that ITV Digital was in administration, no subscriber numbers have been reported for DTT. On 30 April 2002, the joint administrators of ITV Digital announced their decision to close the pay television operation of ITV Digital and, with effect from that date, these subscribers have ceased to receive any Sky channels.
4: Excludes analogue churn up to 27 September 2001 and the effect of the termination of the analogue service on 27 September 2001.

Consolidated Profit and Loss Account for the year ended 30 June 2002

	Notes	Before goodwill and exceptional items £m (audited)	Goodwill and exceptional items £m (audited)	2002 Total £m (audited)	Before goodwill and exceptional items £m (audited)	Goodwill and exceptional items £m (audited)	2001 Total £m (audited)
Turnover: Group turnover and share of joint ventures' turnover		2,915.3	-	2,915.3	2,530.1	-	2,530.1
Less: share of joint ventures' turnover		(139.2)	-	(139.2)	(224.1)	-	(224.1)
Group turnover	1	2,776.1	-	2,776.1	2,306.0	-	2,306.0
Operating expenses, net	2	(2,584.6)	(136.5)	(2,721.1)	(2,145.8)	(67.4)	(2,213.2)
EBITDA	18	272.7	(18.2)	254.5	224.3	(16.1)	208.2
Depreciation		(81.1)	-	(81.1)	(64.1)	(7.0)	(71.1)
Amortisation		(0.1)	(118.3)	(118.4)	-	(44.3)	(44.3)
Operating profit (loss)		191.5	(136.5)	55.0	160.2	(67.4)	92.8
Share of operating results of joint ventures	3	(76.7)	-	(76.7)	(239.2)	(16.5)	(255.7)
Joint ventures' goodwill amortisation, net *		-	(1,069.9)	(1,069.9)	-	(101.1)	(101.1)
Profit on sale of fixed asset investments	4	-	2.3	2.3	-	-	-
Share of joint venture's loss on sale of fixed asset investment	4	-	-	-	-	(69.5)	(69.5)
Amounts written off fixed asset investments	4	-	(60.0)	(60.0)	-	(38.6)	(38.6)
Release of provision (provision) for loss on disposal of subsidiary	4	-	10.0	10.0	-	(10.0)	(10.0)
Profit (loss) on ordinary activities before interest and taxation		114.8	(1,254.1)	(1,139.3)	(79.0)	(303.1)	(382.1)
Interest receivable and similar income	5	11.1	-	11.1	18.2	2.7	20.9
Interest payable and similar charges	5	(148.0)	-	(148.0)	(153.3)	-	(153.3)
Loss on ordinary activities before taxation		(22.1)	(1,254.1)	(1,276.2)	(214.1)	(300.4)	(514.5)
Tax on loss on ordinary activities	6	(28.6)	(77.8)	(106.4)	(23.3)	(0.8)	(24.1)
Loss on ordinary activities after taxation		(50.7)	(1,331.9)	(1,382.6)	(237.4)	(301.2)	(538.6)
Equity dividends – paid and proposed				-			-
Retained loss	16			(1,382.6)			(538.6)
Loss per share – basic and diluted	7	(2.7p)	(70.6p)	(73.3p)	(12.9p)	(16.3p)	(29.2p)

Details of movements on reserves are shown in note 16.
The accompanying notes are an integral part of this consolidated profit and loss account.
All results relate to continuing operations.

* Included within joint ventures' goodwill amortisation of £1,069.9 million for the year is £971.4 million in respect of an impairment of KirchPayTV goodwill (see notes 4 and 10).

Consolidated Profit and Loss Account for the three months ended 30 June 2002

	Before goodwill and exceptional items £m (unaudited)	Goodwill and exceptional items £m (unaudited)	Three months ended 30 June 2002 Total £m (unaudited)	Before goodwill and exceptional items £m as restated* (unaudited)	Goodwill and exceptional items £m as restated* (unaudited)	Three months ended 30 June 2001 Total £m as restated* (unaudited)
Turnover: Group turnover and share of joint ventures' turnover	768.1	-	768.1	705.7	-	705.7
Less: share of joint ventures' turnover	(20.2)	-	(20.2)	(70.8)	-	(70.8)
Group turnover	747.9	-	747.9	634.9	-	634.9
Operating expenses, net	(685.7)	(25.2)	(710.9)	(571.9)	(39.8)	(611.7)
EBITDA	83.1	4.1	87.2	84.3	(16.1)	68.2
Depreciation	(20.8)	-	(20.8)	(21.3)	(7.0)	(28.3)
Amortisation	(0.1)	(29.3)	(29.4)	-	(16.7)	(16.7)
Operating profit (loss)	62.2	(25.2)	37.0	63.0	(39.8)	23.2
Share of operating results of joint ventures	(3.2)	-	(3.2)	(64.2)	(16.5)	(80.7)
Joint ventures' goodwill amortisation, net	-	-	-	-	(49.3)	(49.3)
Amounts written off fixed asset investments	-	-	-	-	1.4	1.4
Provision for loss on disposal of subsidiary	-	-	-	-	(10.0)	(10.0)
Profit (loss) on ordinary activities before interest and taxation	59.0	(25.2)	33.8	(1.2)	(114.2)	(115.4)
Interest receivable and similar income	1.0	-	1.0	3.7	2.7	6.4
Interest payable and similar charges	(32.2)	-	(32.2)	(40.2)	-	(40.2)
Profit (loss) on ordinary activities before taxation	27.8	(25.2)	2.6	(37.7)	(111.5)	(149.2)
Tax on loss on ordinary activities	(12.0)	11.1	(0.9)	(15.6)	(0.8)	(16.4)
Profit (loss) on ordinary activities after taxation	15.8	(14.1)	1.7	(53.3)	(112.3)	(165.6)
Earnings (loss) per share – basic and diluted	0.8p	(0.7p)	0.1p	(2.9p)	(6.1p)	(9.0p)

All results relate to continuing operations.

* As restated following the adoption of FRS 19, Deferred taxation, at 30 June 2001.

Consolidated Statement of Total Recognised Gains and Losses for the year ended 30 June 2002

	Notes	2002 £m (audited)	2001 £m (audited)
Loss for the financial year	18	(1,382.6)	(538.6)
Net loss on deemed disposals		-	(20.7)
Translation differences on foreign currency net investment	16	1.4	(2.1)
Total recognised gains and losses relating to the year		(1,381.2)	(561.4)

The accompanying notes are an integral part of this consolidated statement of total recognised gains and losses.

	Notes	2002 £m (audited)	2001 £m (audited)
Fixed assets			
Intangible assets	8	657.4	789.3
Tangible assets	9	343.0	315.4
Investments	10	128.9	1,305.8
		1,129.3	2,410.6
Current assets			
Stocks	11	414.2	424.1
Debtors: Amounts falling due within one year	12	400.9	493.4
Debtors: Amounts falling due after more than one year	12	207.0	324.6
Cash at bank and in hand		50.3	223.6
		1,072.4	1,465.7
Creditors: Amounts falling due within one year			
- short-term borrowings	13	(1.5)	(2.1)
- other creditors	13	(903.9)	(988.7)
		(905.4)	(990.8)
Net current assets		167.0	474.9
Total assets less current liabilities		1,296.3	2,885.5
Creditors: Amounts falling due after more than one year			
- long-term borrowings	14	(1,576.9)	(1,768.0)
- other creditors	14	(16.0)	(13.9)
		(1,592.9)	(1,781.9)
Provisions for liabilities and charges	15	(4.1)	(43.0)
		(300.7)	1,060.6
Capital and reserves - equity			
Called-up share capital	16	946.7	944.4
Share premium	16	2,409.8	2,377.6
Shares to be issued	16	255.8	256.9
Merger reserve	16	266.7	340.8
Profit and loss account	16	(4,179.7)	(2,859.1)
	16	(300.7)	1,060.6

The accompanying notes are an integral part of this consolidated balance sheet.

	Notes	2002 £m (audited)	2001 £m (audited)
Net cash inflow from operating activities	17a	249.7	38.9
Returns on investments and servicing of finance			
Interest received and similar income		8.8	4.6
Interest paid and similar charges on external financing		(141.0)	(118.6)
Interest element of finance lease payments		(0.6)	(1.7)
Net cash outflow from returns on investments and servicing of finance		(132.8)	(115.7)
Taxation			
Consortium relief received (paid)		22.5	(16.2)
Net cash inflow (outflow) from taxation		22.5	(16.2)
Capital expenditure and financial investment			
Payments to acquire tangible fixed assets		(100.8)	(133.3)
Payments to acquire fixed asset investments		-	(25.5)
Receipt from sales of fixed asset investments		0.4	-
Receipt from sales of intangible assets		0.6	0.2
Purchase of own shares (ESOP)		(26.9)	-
Net cash outflow from capital expenditure and financial investment		(126.7)	(158.6)
Acquisitions and disposals			
Purchase of subsidiary undertakings		-	(27.3)
Net cash acquired with subsidiary undertakings		-	11.7
Funding to joint ventures		(11.6)	(137.3)
Repayments of funding from joint ventures		4.8	-
Net cash outflow from acquisitions and disposals		(6.8)	(152.9)
Net cash inflow (outflow) before management of liquid resources and financing		5.9	(404.5)
Management of liquid resources			
Decrease in short-term deposits	17c	69.5	85.0
Financing			
Proceeds from issue of ordinary shares		14.3	6.5
Payments made on the issue of ordinary shares		(1.8)	(3.5)
Capital element of finance lease payments	17b	(1.7)	(2.1)
Net (decrease) increase in total debt	17b	(190.0)	359.7
Net cash (outflow) inflow from financing		(179.2)	360.8
(Decrease) increase in cash	17c	(103.8)	41.1
Decrease (increase) in net debt	17c	18.4	(401.5)

The accompanying notes are an integral part of this consolidated cash flow statement.

1. Turnover

	2002 £m (audited)	2001 £m (audited)
Direct-to-home subscribers	**1,929.2**	1,536.7
Cable and DTT subscribers	**279.4**	299.1
Advertising	**250.7**	270.5
Interactive	**186.0**	93.0
Other	**130.8**	108.7
	2,776.1	2,308.0

2. *Operating expenses, net*

	Before goodwill and exceptional items £m (audited)	Goodwill and exceptional items £m (audited)	2002 Total £m (audited)	Before goodwill and exceptional items £m (audited)	Goodwill and exceptional items £m (audited)	2001 Total £m (audited)
Programming (i)	**1,439.3**	-	**1,439.3**	1,133.8	-	1,133.8
Transmission and related functions (i)	**146.6**	**(4.1)**	**142.5**	128.8	-	128.8
Marketing	**416.6**	-	**416.6**	378.1	-	378.1
Subscriber management	**291.1**	-	**291.1**	243.4	-	243.4
Administration	**203.2**	**140.6**	**343.8**	186.6	67.4	254.0
Gaming	**87.8**	-	**87.8**	75.3	-	75.3
	2,584.6	**136.5**	**2,721.1**	2,145.8	67.4	2,213.2

(i) The amounts shown are net of £15.3 million (2001: £55.1 million) receivable from the disposal of programming rights not acquired for use by the Group, and £23.7 million (2001: £53.9 million) in respect of the provision to third party broadcasters of spare transponder capacity.

3. Share of operating results of joint ventures

This relates to the Group's equity share of the operating results of the Group's joint ventures.

	Before exceptional items £m (audited)	Exceptional items £m (audited)	2002 Total £m (audited)	Before exceptional items £m (audited)	Exceptional items £m (audited)	2001 Total £m (audited)
KirchPayTV GmbH & Co KGaA ("KirchPayTV")	**70.0**	-	**70.0**	116.0	-	116.0
British Interactive Broadcasting Holdings Limited ("BiB")	-	-	-	118.9	16.5	135.4
Programming joint ventures, net	**8.7**	-	**8.7**	4.3	-	4.3
Total losses	**78.7**	-	**78.7**	239.2	16.5	255.7

KirchPayTV (see note 10)

The Group ceased equity accounting for KirchPayTV losses using the gross equity method from 8 February 2002, on which date the Group announced that it had written down its investment in KirchPayTV to nil, effective 31 December 2001. The Group considered that, by 8 February 2002, the relationship between the Group and KirchPayTV had irrevocably changed and that the Group has not exercised significant influence since that date.

As the Group has no intention of providing any future funding to KirchPayTV and the Group, on a consolidated basis, has no financial commitments, outstanding financial liabilities or contingent liabilities in respect of KirchPayTV, an amount of £13.5 million was released from the impairment provision made at 31 December 2001 in order to match the Group's share of KirchPayTV's losses for the period from 1 January 2002 to 8 February 2002.

BiB

The Group recognised 32.5% of the results of BiB up until November 2000. From this date, to 9 May 2001, 100% of BiB's losses were recognised due to the agreement dated 17 July 2000, under which the Group agreed to provide 100% of BiB's funding after existing funding had been utilised. From 9 May 2001, the Group fully consolidated BiB as a subsidiary.

4. Exceptional items

	Charge (credit) before taxation £m (audited)	Taxation (credit) charge £m (audited)	2002 Total £m (audited)	Charge (credit) before taxation £m (audited)	Taxation charge £m (audited)	2001 Total £m (audited)
Estimated cost of reorganisation of Sky Interactive (h)	-	-	-	23.1	-	23.1
Provision against remaining unprovided ITV Digital programming debtors (a)	22.3	(6.7)	15.6	-	-	-
Release of analogue termination provision (b)	(4.1)	1.2	(2.9)	-	-	-
Exceptional operating items	18.2	(5.5)	12.7	23.1	-	23.1
Share of joint venture's operating exceptional item (i)	-	-	-	16.5	-	16.5
Joint ventures' goodwill amortisation, net (c)	971.4	-	971.4	-	-	-
Profit on sale of fixed asset investments (d)	(2.3)	-	(2.3)	-	-	-
Share of joint venture's loss on sale of fixed asset investment (j)	-	-	-	69.5	-	69.5
Amounts written off fixed asset investments (see note 10) (g) (k)	60.0	-	60.0	38.6	-	38.6
(Release of provision) provision for loss on disposal of subsidiary (e) (l)	(10.0)	-	(10.0)	10.0	-	10.0
Finance credit (see note 5) (m)	-	-	-	(2.7)	0.8	(1.9)
Deferred tax asset write-down (f)	-	83.3	83.3	-	-	-
	1,037.3	77.8	1,115.1	155.0	0.8	155.8

2002
Exceptional operating items

(a) ITV Digital
As of 27 March 2002, the date on which the ITV Digital DTT platform was put into administration, the Group had balances owed to it and unprovided for, in respect of programming licensed to ITV Digital, of £22.3 million. On 30 April 2002, the joint administrators of ITV Digital announced the closure of pay television services on the platform and their intention to close the administration. Accordingly, the Group made an exceptional operating provision against the whole of this balance effective 31 March 2002.

(b) Release of analogue termination provision
On 27 September 2001, the Group terminated its analogue operation. From the original provision of £41.0 million, taken at 30 June 2000, £4.1 million of provision has not been utilised and has therefore been released to the profit and loss account as an exceptional credit.

Other exceptional items

(c) Joint ventures' goodwill amortisation, net
The exceptional item of £971.4 million of joint ventures' goodwill amortisation, net, relates to the impairment charge taken against the carrying value of the Group's interest in KirchPayTV of £984.9 million as at 31 December 2001, net of an amount of £13.5 million released from the provision matching the Group's share of losses for the period from 1 January 2002 to 8 February 2002, at which date the Group ceased to gross equity account for KirchPayTV's results (see notes 3 and 10).

(d) Profit on sale of fixed asset investments
During the year, the Group sold its investments in Static 2358 Limited and Gameplay plc realising a profit on disposal of £2.3 million.

(e) Release of provision for loss on disposal of subsidiary
On 16 October 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, announced that they had agreed not to pursue the proposed joint venture to offer a fixed-odds betting service on Sky Sports channels and other media. As a result, the provision for loss on disposal of the subsidiary, taken at 30 June 2001, has been written back, resulting in a non-cash exceptional profit of £10.0 million (see note (l) below). The Group continues to operate and develop interactive TV betting services through its wholly-owned bookmaker, Surrey Sports.

(f) Write down of deferred tax asset
Following the impairment charge made in respect of the Group's investment in KirchPayTV at 31 December 2001 (see note 10) there was insufficient evidence to support the recognition of a deferred tax asset arising on losses incurred by certain UK companies. Accordingly, the deferred tax asset of £95.6 million was written off in full as at 31 December 2001. Subsequent to this date £12.3 million of this amount has been written back due to the utilisation of tax losses. The Directors ultimately expect the remaining £83.3m to be recovered in full.

(g) Amounts written off fixed asset investments
At 31 December 2001, £60.0 million was provided against the Group's minority investments in football clubs.

2001
Exceptional operating items

(h) Reorganisation of Sky Interactive
In May 2001, the Group announced the consolidation of all of its interactive and online activities within the 'Sky Interactive' division. The costs of reorganisation within Sky Interactive were estimated at £23.1 million and principally comprised the cost of termination of certain contracts, the closure of duplicate sites and a reduction in headcount. Of these costs, £7.0 million were included within fixed assets, £4.0 million were included within other creditors and the remainder within provisions.

4. Exceptional items (continued)

Other exceptional items

(i) Share of joint venture's operating exceptional item
In April 2001, BiB incurred exceptional operating costs of £16.5 million, which principally comprised the cost of the write-down of the current platform. Of these costs, £13.1 million were included within fixed assets and the remainder within provisions.

(j) Share of joint venture's loss on sale of fixed asset investment
On 31 August 2000, KirchPayTV disposed of their remaining 58 million holding of BSkyB shares. The Group's share of the loss on disposal was £69.5 million. The loss was calculated as the Group's share of the difference between the balance sheet value of the 58 million shares at £15.21 per share (based on the value of the shares at the date of acquisition of 24% of KirchPayTV by the Group) and the net proceeds realised by KirchPayTV of £10.05 per share.

(k) Amounts written off fixed asset investments
At 30 June 2001, £38.6 million was provided against the Group's minority investments in new media companies.

(l) Provision for loss on disposal of subsidiary
On 11 July 2001, the Group and Ladbrokes, the betting and gaming division of Hilton Group plc, reached agreement to form a 50:50 joint venture to develop and operate a fixed-odds and pools betting business linked to Sky channels on Sky digital. The agreement was for the Group to contribute its wholly-owned bookmaker, Surrey Sports, to the joint venture and a provision was made in the year to 30 June 2001 for the adjustment to existing goodwill which would have been necessary when Surrey Sports was transferred to the new joint venture. This provision was subsequently reversed when the Group and Ladbrokes agreed not to pursue the proposed joint venture in October 2001 (see note (e) above).

(m) Finance credit
An exceptional accrual was made in June 1999 in respect of the mark-to-market of a floating-to-fixed interest rate swap over £100 million of the £1,000 million revolving credit facility ("RCF") which was no longer required when the RCF was cancelled and replaced with a £750 million RCF. The swap was closed out in September 2000, and the remaining accrual of £2.7 million was released.

5. Interest

a) Interest receivable and similar income

	2002 £m (audited)	2001 £m (audited)
Interest receivable on short-term deposits	8.2	3.8
Share of joint ventures' interest receivable	2.0	3.5
Interest receivable on funding to joint ventures	0.3	10.4
Other interest receivable and similar income	0.6	0.5
	11.1	18.2
Exceptional finance credit (see note 4)	-	2.7
	11.1	20.9

b) Interest payable and similar charges

	2002 £m (audited)	2001 £m (audited)
On bank loans, overdrafts and other loans repayable within five years, not by instalments:		
• £300 million RCF	10.8	0.8
• £750 million RCF	46.3	38.5
US$650 million of 8.200% Guaranteed Notes repayable in 2009	31.6	31.6
£100 million of 7.750% Guaranteed Notes repayable in 2009	7.8	7.8
US$600 million of 6.875% Guaranteed Notes repayable in 2009	30.1	30.1
US$300 million of 7.300% Guaranteed Notes repayable in 2006	15.1	15.5
Finance lease interest	1.0	0.9
Share of joint ventures' interest payable	4.9	27.8
Other interest payable and similar charges	0.4	0.3
	148.0	153.3

6. Taxation

	2002 £m (audited)	2001 £m (audited)
Tax charge on profit before exceptional items:		
Current tax	-	-
Deferred tax	27.3	23.3
Share of joint ventures' tax charge	1.3	-
	28.6	23.3
Exceptional tax (credit) charge:		
Deferred tax credit on operating exceptional items (see note 4)	(5.5)	0.8
Exceptional deferred tax charge (see note 4) (i)	83.3	-
	77.8	0.8
	106.4	24.1

(i) An exceptional deferred tax charge of £95.6 million was made at 31 December 2001, against which £12.3 million has been written back at 30 June 2002 as a result of the utilisation of tax losses.

7. Loss per share

	2002 Before goodwill and exceptional items (audited)	2002 Goodwill (audited)	2002 Exceptional items (audited)	2002 After goodwill and exceptional items (audited)	2001 Before goodwill and exceptional items (audited)	2001 Goodwill (audited)	2001 Exceptional items (audited)	2001 After goodwill and exceptional items (audited)
Loss on ordinary activities after taxation	£50.7m	£216.8m	£1,115.1m	£1,382.6m	£237.4m	£145.4m	£155.8m	£538.6m
Loss per share - basic and diluted	2.7p	11.5p	58.1p	73.3p	12.9p	7.9p	8.4p	29.2p

Basic and diluted loss per share represents the loss attributable to the equity shareholders in each year divided by the weighted average number of Ordinary Shares in issue during the year of 1,887,375,018 (2001: 1,847,057,433).

Loss per share is shown calculated by reference to losses both before and after goodwill and exceptional items and related tax, since the Directors consider that this gives a useful additional indication of underlying performance.

8. Intangible fixed assets

The movement in the year was as follows:

	Goodwill £m (audited)	Other intangible fixed assets £m (audited)	Total £m (audited)
Net book value at 1 July 2001	788.4	0.9	789.3
Fair value adjustments to BiB provisional goodwill	(22.9)	-	(22.9)
Disposals	-	(0.6)	(0.6)
Charge	(118.3)	(0.1)	(118.4)
Release of provision for loss on disposal of subsidiary (see note 4)	10.0	-	10.0
Net book value at 30 June 2002	657.2	0.2	657.4

Goodwill of £272.4 million arising on the acquisition of Sports Internet Group plc ("SIG") is being amortised over a period of seven years on a straight-line basis. Goodwill of £542.0 million (after fair value adjustments) arising on the acquisition of BiB is being amortised over a period of seven years on a straight-line basis. Goodwill of £5.2 million arising on the acquisition of WAP TV Limited ("WAP TV") is being amortised over a period of seven years on a straight-line basis.

Notes

9. Tangible fixed assets

The movement in the year was as follows:

	Freehold land and buildings £m (audited)	Short leasehold improvements £m (audited)	Equipment, fixtures and fittings £m (audited)	Assets in course of construction £m (audited)	Total £m (audited)
Net book value as at 1 July 2001	24.9	40.8	242.7	7.0	315.4
Additions	8.0	3.0	75.8	27.9	114.7
Disposals, net	-	(0.1)	(1.4)	-	(1.5)
Transfers	-	-	0.5	(5.0)	(4.5)
Depreciation	(1.0)	(3.7)	(76.4)	-	(81.1)
Net book value as at 30 June 2002	**31.9**	**40.0**	**241.2**	**29.9**	**343.0**

10. Fixed asset investments

	2002 £m (audited)	2001 £m (audited)
Joint ventures:		
- KirchPayTV	-	1,142.1
- Programming joint ventures	21.8	21.6
Investment in own shares	42.2	19.1
Other investments	64.9	123.1
Total fixed asset investments	**128.9**	**1,305.9**

KirchPayTV

As at 31 December 2001, the Group wrote down its investment in KirchPayTV to nil resulting in an impairment charge of £984.9 million. A write-back of the impairment charge of £13.5 million has subsequently been made to offset the recognition of KirchPayTV losses from 1 January 2002 to 8 February 2002 (see note 3).

On 8 May 2002, KirchPayTV filed for insolvency and on 13 May 2002, the Group exercised its put option to transfer the Group's 22.03% equity interest in KirchPayTV to Taurus Holding, KirchPayTV's majority shareholder. Due to liquidity issues, on 12 June 2002 Taurus Holding also filed for insolvency. The Group continues to believe that, unless the liquidity issues of Taurus Holding are adequately resolved, it is unlikely to receive a significant amount, if any amount, in respect of the put option.

11. Stocks

	2002 £m (audited)	2001 £m (audited)
Television programme rights	387.3	364.6
Set-top boxes and related equipment	42.2	55.4
Raw materials and consumables	4.7	4.1
	414.2	424.1

At least 77% (2001: 71%) of the existing television programme rights at 30 June 2002 will be amortised within one year.

12. Debtors

	2002 £m (audited)	2001 £m (audited)
Debtors: Amounts falling due within one year		
Trade debtors	177.5	231.7
Amounts owed by joint ventures	15.2	11.2
Amounts owed by other related parties	1.0	1.9
Other debtors	8.5	29.0
Prepaid programme rights	80.5	51.4
Prepaid transponder rentals	15.5	25.1
Advance corporation tax	18.2	-
Deferred tax assets	13.9	68.9
Prepaid media rights	3.7	3.0
Other prepayments and accrued income	66.9	71.2
	400.9	493.4

	2002 £m (audited)	2001 £m (audited)
Debtors: Amounts falling due after more than one year		
Prepaid programme rights	38.6	78.2
Prepaid transponder rentals	55.6	61.8
Advance corporation tax	67.1	85.3
Deferred tax assets	24.9	75.0
Prepaid media rights	12.8	11.9
Other prepayments and accrued income	8.0	12.4
	207.0	324.6

13. Creditors: Amounts falling due within one year

	2002 £m (audited)	2001 £m (audited)
Short-term borrowings		
Obligations under finance leases	1.5	2.1
	1.5	2.1
Other		
Trade creditors	311.1	457.4
Amounts due to related parties	20.4	18.3
UK corporation tax	4.7	4.7
VAT	86.2	62.3
Social security and PAYE	7.0	6.2
Other creditors	42.0	8.4
Accruals and deferred income	432.5	431.3
Government grants	-	0.1
	903.9	988.7
	905.4	990.8

Included within trade creditors are £243.6 million (2001: £291.9 million) of US dollar-denominated programme creditors. At least 90% (2001: 90%) of these were covered by forward rate currency contracts.

14. **Creditors: Amounts falling due after more than one year**

	2002 £m (audited)	2001 £m (audited)
Long-term borrowings		
£750 million RCF	500.5	690.0
£300 million RCF	-	-
US$650 million of 8.200% Guaranteed Notes repayable in 2009	412.5	412.5
£100 million of 7.750% Guaranteed Notes repayable in 2009	100.0	100.0
US$600 million of 6.875% Guaranteed Notes repayable in 2009	367.2	367.2
US$300 million of 7.300% Guaranteed Notes repayable in 2006	189.2	189.2
Obligations under finance leases	7.8	8.9
Other borrowings	0.2	0.2
	1,576.9	1,768.0
Other		
Accruals and deferred income	15.2	13.1
Government grants	0.8	0.8
	16.0	13.9
	1,592.9	1,781.9

The £750 million RCF is repayable in full on 29 June 2004 and bears interest at rates between 0.50% and 1.40% per annum above LIBOR, depending on the Group's credit rating. £500.0 million was drawn on this facility at 30 June 2002. The £300 million facility is repayable in full on 29 June 2004 and bears interest at rates between 0.50% and 1.75% per annum above LIBOR, depending on the Group's credit rating. There were no drawings on this facility at 30 June 2002.

For a core £300 million of borrowings under the £750 million RCF, the Group's exposure to LIBOR has been removed via an interest rate swap transaction, which fixes the rate at 6.415% (excluding the margin described above). This arrangement expires in January 2003.

15. **Provisions for liabilities and charges**

	Analogue termination provision £m (audited) (a)	Transition provision £m (audited) (b)	Sky In-Home Service Limited reorganisation provision £m (audited) (c)	Sky Interactive reorganisation provision £m (audited) (d)	Provision for closure of Sky Pictures £m (audited) (e)	Total £m (audited)
As at 1 July 2001	8.2	18.6	0.4	15.5	0.3	43.0
Utilised in year	(4.1)	(18.6)	(0.2)	(7.1)	(0.3)	(30.3)
Released in year	(4.1)	-	-	-	-	(4.1)
Transferred to fixed assets	-	-	-	(4.5)	-	(4.5)
As at 30 June 2002	-	-	0.2	3.9	-	4.1

(a) The analogue termination provision principally comprised the cost of early termination of analogue transponder leases and various other costs incurred in terminating the Group's analogue operation. £4.1 million of the provision was utilised during the year (2001: £22.5 million). The remaining £4.1 million of provision was released during the year as an operating exceptional item.

(b) The remaining transition provision utilised during the year of £18.6 million (2001: £174.3 million) is net of £2.2 million (2001: £21.2 million) of installation income received from subscribers. The transition provision comprised the cost of the set-top box, installation costs, Sky Interactive set-top box subsidy costs and various other costs incurred in enabling a subscriber to use the digital service, less any upfront income received from the subscriber.

(c) The remaining Sky In-Home Service Limited reorganisation provision principally comprises the costs of onerous lease contracts and is expected to be utilised by June 2005.

(d) The Sky Interactive reorganisation provision related to costs associated with the reorganisation and consolidation of all interactive and online activities within the division 'Sky Interactive' (see note 4). The remaining provision principally comprises the cost of onerous contracts and is expected to be utilised by June 2009.

(e) The Sky Pictures provision principally comprised the cost of a reduction in headcount.

16. Reconciliation of movement in shareholders' funds

Movement in shareholders' funds includes all movements in reserves.

	Share capital £m (audited)	Share premium £m (audited)	Shares to be issued £m (audited)	Merger reserve £m (audited)	Profit and loss account £m (audited)	Total equity shareholders funds (deficit) £m (audited)
As at 1 July 2001	944.4	2,377.6	256.9	340.8	(2,859.1)	1,060.6
Issue of share capital	2.3	34.0	(1.1)	-	(13.5)	21.7
Share issue costs	-	(1.8)	-	-	-	(1.8)
Loss for the financial year	-	-	-	-	(1,382.6)	(1,382.6)
Transfer from merger reserve	-	-	-	(74.1)	74.1	-
Translation differences on foreign currency net investment	-	-	-	-	1.4	1.4
As at 30 June 2002	946.7	2,409.8	255.8	266.7	(4,179.7)	(300.7)

During the year the Company issued shares with a market value of £35.2 million (2001: £15.6 million) in respect of the exercise of options awarded under various share option plans, with £14.3 million (2001: £6.5 million) received from employees.

17. Notes to consolidated cash flow statement

a) Reconciliation of operating profit (loss) to operating cash flows

	Before goodwill and exceptional items £m (audited)	Goodwill and exceptional items £m (audited)	2002 Total £m (audited)	Before goodwill and exceptional items £m (audited)	Goodwill and exceptional items £m (audited)	2001 Total £m (audited)
Operating profit (loss)	191.5	(136.5)	55.0	160.2	(67.4)	92.8
Depreciation (see note 9)	81.1	-	81.1	64.1	7.0	71.1
Amortisation of goodwill and other intangible fixed assets (see note 8)	0.1	118.3	118.4	-	44.3	44.3
Amortisation of government grants	(0.1)	-	(0.1)	(0.1)	-	(0.1)
Deferred revenue released	(0.7)	-	(0.7)	(4.2)	-	(4.2)
Decrease (increase) in stock	9.9	-	9.9	(43.1)	-	(43.1)
Decrease (increase) in debtors	77.9	22.3	100.2	(23.4)	-	(23.4)
(Decrease) increase in creditors	(79.7)	-	(79.7)	64.1	-	64.1
Provision (utilised) provided, net	(0.3)	(34.1)	(34.4)	0.3	(162.9)	(162.6)
Net cash inflow (outflow) from operating activities	279.7	(30.0)	249.7	217.9	(179.0)	38.9

b) Analysis of changes in net debt

	As at 1 July 2001 £m (audited)	Cash flow £m (audited)	As at 30 June 2002 £m (audited)
Overnight deposits	91.9	(53.2)	38.7
Other cash	61.7	(50.6)	11.1
	153.6	(103.8)	49.8
Short-term deposits	70.0	(69.5)	0.5
Cash at bank and in hand	223.6	(173.3)	50.3
Debt due after more than one year	(1,759.1)	190.0	(1,569.1)
Finance leases	(11.0)	1.7	(9.3)
Total debt	(1,770.1)	191.7	(1,578.4)
Total net debt	(1,546.5)	18.4	(1,528.1)

Notes

17. **Notes to consolidated cash flow statement (continued)**

c) Reconciliation of net cash flow to movement in net debt

	Notes	2002 £m (audited)	2001 £m (audited)
(Decrease) increase in cash		(103.8)	41.1
Decrease in short-term deposits		(69.5)	(85.0)
Cash outflow (inflow) resulting from decrease (increase) in debt and lease financing		191.7	(357.6)
Decrease (increase) in net debt		18.4	(401.5)
Net debt at beginning of year		(1,546.5)	(1,145.0)
Net debt at end of year	17b	(1,528.1)	(1,546.5)

d) Major non-cash transactions

2002

Impairment of investment in KirchPayTV

Effective 31 December 2001, the Group wrote down the carrying value of its investment in KirchPayTV to nil (see note 10). The write-down resulted in a net non-cash exceptional charge to the profit and loss account of £971.4 million.

2001

Acquisition of 67.5% of BiB

During 2001, the Group acquired a further 67.5% of BiB, 47.6% on 9 May 2001 and 19.9% on 28 June 2001, increasing the Group's interest to 100%. The consideration was satisfied by the issue to HSBC, Matsushita and BT of 39,674,765 new BSkyB shares, with a fair value of £290.9 million and deferred consideration of new BSkyB shares or loan notes, with a fair value of £253.2 million, payable 18 months after the date of acquisition.

Acquisition of 100% of SIG

In July 2000, the Group acquired 100% of SIG. The consideration was satisfied by the issue to SIG shareholders of 21,633,098 new BSkyB shares, with a fair value of £267.3 million.

Acquisition of 5% of WAP TV

In May 2001, the Group acquired the remaining 5% minority interest in WAP TV. The consideration was satisfied by the issue of 169,375 new BSkyB shares, with a fair value of £1.3 million and contingent consideration of 508,130 new BSkyB shares with a fair value of £3.7 million.

18. **EBITDA**

EBITDA (Earnings before interest, taxation, depreciation and amortisation) is calculated as operating profit before depreciation and amortisation of goodwill and intangible fixed assets.

This financial information does not constitute statutory accounts for the purpose of section 240 of the Companies Act 1985. The preliminary profits statements for the year ended 30 June 2002 have been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2002, which have not yet been filed with the Registrar of Companies, but on which the auditors gave an unqualified report on 30 July 2002. The preliminary announcement was approved by the Board of Directors on 30 July 2002.

The profits statements for the three months ended 30 June 2002 and 30 June 2001 are unaudited.

The profits statement for the year ended 30 June 2001 has been extracted from the statutory accounts of British Sky Broadcasting Group plc for the year ended 30 June 2001, which have been filed with the registrar of Companies, on which the auditors gave an unqualified report.